Graham N. Arad General Counsel grahamarad@ipsidy.com

February 3, 2021

Via Edgar

Mitchell Austin, Staff Attorney

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Ipsidy Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 27, 2021
File No. 000-54545

Mr. Austin:

The following responses address the comment of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated January 29, 2021 (the “Comment Letter”) relating to the above referenced Preliminary Proxy Statement Schedule 14A of Ipsidy Inc. (the “Company”).

For the Staff’s convenience, the Staffs comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Revised Preliminary Proxy Statement filed January 27, 2021

Proposal No. 4, page 26

1.	We note your response to prior comment 2; however, we reissue this comment. As previously requested, please present as separate proposals each amendment to your certificate of incorporation that substantively affects shareholder rights. To the extent you believe some or all of the items you disclose as “material changes” do not substantively affect shareholder rights or are simply restatements of existing provisions in your current certificate of incorporation, please provide your analysis in your response. See Exchange Act Rule 14a-4(a)(3) and Question 101.02 of our Compliance and Disclosure Interpretations on Unbundling under Rule 14a-4(a)(3) Generally.

Response

We have revised the Proxy Statement to present two separate proposals under Proposal 4. The two proposals relate to the increasing of the voting requirement in certain circumstances to 75% of all outstanding shares in connection with the amendment of the Bylaws and the amendment of the Restated Charter. These proposals are included as Proposal 4(A) and Proposal 4(B).

670 Long Beach Boulevard, ● Long Beach, New York 11561 ●. Tel +1 516 274 8700 ●. www.ipsidy.com

Mitchell Austin, Esq. Page 2 February 3, 2021

As more specifically addressed below, the remaining items under Proposal 4 that are bulleted as material changes do not substantively impact shareholder rights or are simply restatements of existing rights.

●	The Restated Charter clarifies that any action required or permitted to be taken by the stockholders of the Company may be effected by the consent in writing of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class in lieu of a duly called annual or special meeting of stockholders.

Section 228 of the Delaware General Corporation Law provides that any action of the stockholders may be taken by written consent. The certificate of incorporation currently in effect in no way limits or abridges this right. The Restated Charter simply codifies an already existing right.

●	The Restated Charter provides that subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors and to fill vacancies in the Board any and all vacancies and newly created directorships in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders and that any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal.

Section 142(f) of the of the Delaware General Corporation Law provides that any vacancy on the Board of Directors shall be filled as provided in the Bylaws and, in the absence of such provision, the vacancy shall be filled by the board of directors. With respect to filling vacancies, Article II, Section 4 of the Company’s Amended and Restated By-laws defers to the Certificate of Incorporation, which is silent on the issue. As such, the Restated Charter does not substantively affect shareholder rights as it does not limit the rights currently provided under Section 142(f).

●	The Restated Charter provides that subject to the rights, if any, of any series of Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (i) with or without cause and (ii) only by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock then entitled to vote at an election of Directors.

670 Long Beach Boulevard, ● Long Beach, New York 11561 ●. Tel +1 516 274 8700 ●. www.ipsidy.com

Mitchell Austin, Esq. Page 3 February 3, 2021

Section 141(k) of the Delaware General Corporation Law provides that a director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. With respect to removing directors, Article II, Section 5 of the Company’s Amended and Restated By-laws defers to the Certificate of Incorporation, which is silent on the issue. As such, the Restated Charter does not substantively affect shareholder rights as it does not limit the rights currently provided under Section 141(k).

●	The Restated Charter provides that if the Delaware General Corporation Law (“DGCL”) is amended after the effective date of the Restated Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Restated Charter added a provision which provides that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. This provision does not materially limit any shareholder right but simply provides further protections to the Board in the event the legislature elects to amend the existing law.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034, if you have any questions or comments. Thank you.

Very truly yours,

/s/Graham Arad
Graham Arad, General Counsel

cc:	Stephen Fleming, Esq.
Fleming PLLC

670 Long Beach Boulevard, ● Long Beach, New York 11561 ●. Tel +1 516 274 8700 ●. www.ipsidy.com